

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2019

Lucas Sodré
Chief Executive Officer
VIVI HOLDINGS, INC.
951 Yamato Road, Suite 101
Boca Raton, FL 33431

      Re: VIVI HOLDINGS, INC.
          Registration Statement on Form 10-12G
          Filed May 7, 2019
          File No. 000-56009

Dear Mr. Sodré:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Information Technologies
                            and Services

cc: Bracha Pollack